UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.
Commission File Number 001-35307
TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant's name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TASMAN METALS LTD. (Registrant)

Date: March 18, 2015	By: /s/ Nick DeMare
Nick DeMare, CFO

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

NOTICE OF MEETING AND RECORD DATE

TO:	All Applicable Securities Commissions
TSX Venture Exchange

Pursuant to the requirements of National Instrument 54-101 in connection with the upcoming annual general and special meeting of the shareholders of Tasman Metals Ltd., the Company hereby provides the following notice:

Meeting Date:	May 19, 2015
Record Date for Notice:	April 15, 2015
Record Date for Voting:	April 15, 2015
Beneficial Ownership Determination Date:	April 15, 2015
Location:	Vancouver, British Columbia
CUSIP / ISIN Number:	87652B103 / CA87652B1031
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Type of Meeting:	Annual General & Special Meeting
Notice and Access for Registered Holders:	No
Notice and Access for Beneficial Holders:	No
Issuer Sending Proxy Related Materials Directly to NOBOs:	Yes
Company to Pay for Delivery of Materials to OBOs:	No

DATED this 18th day of March, 2015.

ON BEHALF OF THE BOARD,
signed "Mariana Bermudez"
Mariana Bermudez, Corporate Secretary